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Manuel Garciadiaz

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 450 6858 fax manuel.garciadiaz@davispolk.com

May 20, 2021

Re:	DLocal Limited

Registration Statement on Form F-1

Filed May 5, 2021

File No. 333-255793

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ta Tanisha Meadows, Staff Accountant

Angela Lumley, Staff Accountant

Cara Wirth, Staff Attorney

Mara Ransom, Legal Branch Chief

Ladies and Gentlemen:

On behalf of our client, DLocal Limited (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated May 19, 2021 (the “Comment Letter”). On May 5, 2021, the Company filed a registration statement on Form F-1 (the “Registration Statement”) relating to a proposed initial public offering of the Company’s Class A common shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”). The Company has revised the Registration Statement in response to the Staff’s comments and is filing publicly concurrently with this letter Amendment No. 1 to the registration statement on Form F-1 (“Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 1 to the Registration Statement. We are also sending, under separate cover, a marked copy of Amendment No. 1 showing changes to the Registration Statement.

2	May 20, 2021

Registration Statement on Form F-1 Filed May 5, 2021

Cover Page

1.

We note that you have included a graphic with various measures and metrics on the top half of page ii. Please revise to include context for each of these measures, such as the applicable dates or corresponding measurement periods.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this graphic to indicate that the first four measures are presented as of the date of the prospectus included in the Registration Statement and the other two measures are presented for the year ended December 31, 2020.

Summary, page 2

2.

Here and elsewhere in your prospectus, we note your use of net revenue retention rate, or NRR, for the year ended December 31, 2020 and the three months ended March 31, 2021, as well as the NRR for the new merchants for the same periods. To the extent NRR is available for the year ended December 31, 2019 and the three months ended March 31, 2020, please include these figures, as appropriate. Also, please include the corresponding number of customers that represent the NRR for each period presented. Finally, if applicable, please include a breakdown of the percentage of NRR that is attributable to your standard fees for payment processing as compared to any start-up or onboarding fees.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 3, 86 and 114 of Amendment No. 1 to include its NRR for the three months ended March 31, 2020. The Company has also included the corresponding number of customers that represent NRR for each period presented. The Company respectfully advises the staff that NRR and corresponding data for the year ended December 31, 2019 is not available as such measure requires a comparison to financial information for the year ended December 31, 2018 and the Company does not have financial information with the required level of detail to calculate the NRR for such period. In addition, the Company respectfully advises the Staff that the share of start-up or onboarding fees as a percentage of NRR is negligible and the Company does not believe that disclosure of such information would be meaningful to investors.

Exhibits

3.

We note prior comment 10 issued in our comment letter dated March 31, 2021 and we reissue it. Please file your agreements with Didi, Wix, Kuaishou, Amazon, Spotify, Microsoft, Mailchimp, Wikimedia, your customers that account for more than 10% of your

3	May 20, 2021

total revenues (as discussed on page 30), as well as any other company with which you have a material agreement or tell us why you believe you are not required to do so. Refer to Part II. Item 8.a. of Form 20-F and Item 601(b)(10) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that none of the contracts with customers specified above are entered into outside of the ordinary course. Such contracts ordinarily accompany the kind of business conducted by the registrant and its subsidiaries. As such, the Company understands that, under Part II. Item 8.a. of Form F-1 and Item 601(b)(10) of Regulation S-K, such contracts should be deemed to have been made in the ordinary course of business and need not be filed unless (A) such contract is with directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters, (B) the Company’s business is substantially dependent upon such contract, (C) such contract calls for acquisition or sale of property exceeding 15% of the Company’s fixed assets, or (D) such contract is a material lease under which a part of the property described in the Registration Statement is held by the Company. The Company respectfully submits that none of these exceptions apply. Moreover, these contracts are ordinary commercial form contracts as entered into with the Company’s customers in the ordinary course of business. Consequently the Company does not believe that any such customer agreements are required to be filed as exhibits to the Registration Statement.

* * *

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz, Esq.

cc:	Sebastian Kanovich, Chief Executive Officer, DLocal Limited

Diego Cabrera Canay, Chief Financial Officer, DLocal Limited

Gustavo Ariel Vidan, Price Waterhouse & Co. S.R.L.